FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated February 13, 2007

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Magyar Telekom
Contacts:	Szabolcs Czenthe, Magyar Telekom IR
+36-1-458-0437
Krisztina Förhécz, Magyar Telekom IR
+36-1-457-6029
Rita Walfisch, Magyar Telekom IR
+36-1-457-6036
investor.relations@telekom.hu

2006 full year results: solid performance, public targets met

Budapest – February 13, 2007 – Magyar Telekom (Reuters: NYSE: MTA.N, BSE: MTEL.BU and Bloomberg: NYSE: MTA US, BSE: MTELEKOM HB), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for 2006, in accordance with International Financial Reporting Standards (IFRS). As of the second quarter of 2005, the consolidated income statement includes the results of Crnogorski Telekom (formerly known as Telekom Montenegro Group), while the company’s balance sheet has been consolidated in Magyar Telekom’s accounts since March 31, 2005. As of September 15, 2006, the financial statements include the results of KFKI (Hungarian IT & system integration company).

Highlights:

•                  Revenues grew by 9.1% to HUF 671.2 bn (EUR 2,539.8 m) in 2006 compared to 2005. The higher mobile, internet, and system integration & IT-related revenues compensated for lower outgoing fixed-line traffic revenues. The EDR (unified digital radio network) revenues of Pro-M and the consolidation impact of the acquired companies also boosted top line growth during the period under review.

•                  EBITDA grew slightly by 0.9% to HUF 258.6 bn, with an EBITDA margin of 38.5%. Group EBITDA excluding investigation-related costs (HUF 4.1 bn) was HUF 262.7 bn with an EBITDA margin of 39.1%.

•                  Since the majority of the EDR investments of the Hungarian mobile business is accounted for as sale of network elements under finance lease, EDR investments of HUF 18.0 bnwere reported as sale and cost of network elements constructed for sale in 2006. In the income statement, other mobile revenues and cost of telecom equipment sold include this amount. In addition, HUF 2.2bn of service revenues and HUF 0.5 bn interest income related to the EDR service were accounted for in 2006.

•                  Magyar Telekom has reassessed the accounting of value added services and changed to a net disclosurein case of certain mediated services. This had a negative impact on Hungarian fixed and mobile value added and other service revenues, as well as on other operating expenses and payments to other network operators. The total reduction in revenues and expenses was HUF 5.6 bn and HUF 6.1 bn in 2005 and 2006, respectively, while the change had no impact on EBITDA.

•                  Magyar Telekom has voluntarily changed its accounting policy with regard to the classification of the local business tax considering the decision of the European Court of October 3, 2006 in the case of the Italian local tax, as well as in light of the IFRIC rejection wording issued in March 2006. Accordingly, this tax charge has been reclassified to the income tax line of the profit and loss statement instead of other operating expenses. This results in lower other operating expenses and higher income tax compared to previous reports. There is no impact on net income. Local tax amounted to HUF 8.4 bn in 2005 and HUF 8.5 bn in 2006.

•                  Gross additions to tangible and intangible assets were HUF 90.9 bn. The portion relating to the fixed line segment reached HUF 49.7 bn with mobile at HUF 41.2 bn. Within the mobile segment, HUF 9.4 bn was spent on UMTS-related investments.

•                  Fixed line segment: external revenues (after elimination of inter-segment revenues) increased by 4.5% to HUF 343.9 bn. An increase in internet and system integration & IT-related revenues offset the decline in outgoing traffic revenues. EBITDA amounted to HUF 118.7 bn and the EBITDA margin on external revenues was 34.5%.

•                  Mobile segment: external revenues increased by 14.5% to HUF 327.3 bn, driven by voice revenues and the EDR project. EBITDA amounted to HUF 139.9 bn with the EBITDA margin on external revenues reaching 42.8%.

•                  Profit attributable to equity holders of the company (net income) fell by 2.2%, from HUF 78.4 bn (EUR 316.1 m) to HUF 76.7 bn (EUR 290.1 m). Despite the slight EBITDA growth, net income declined, primarily due to higher depreciation and amortization expenses.

•                  Net cash from operating activities fell to HUF 186.0 bn. The slight growth in EBITDA was offset by the increased working capital requirement, which is due to the EDR project, and by the higher income tax paid, driven by the decrease in corporate tax receivable. Net cash utilized in investing activities decreased to HUF 119.4 bn. This was driven by lower capital expenditure on tangible and intangible assets and higher proceeds from real estate disposals, as well as the sale of financial assets. Cash spent on the purchase of subsidiaries remained broadly stable (with the Montenegrin acquisition in 2005 and the acquisitions of MakTel treasury shares, KFKI, Dataplex and Orbitel in 2006). Net cash flows from financing activities reflect the absence of a dividend payment in 2006.

•                  Net debt decreased by HUF 68.7 bn to HUF 227.9 bn compared to the end of 2005. The net debt ratio (net debt to net debt plus total equity) fell to 27.7% at end-December 2006 (33.2% at end-December 2005). This is due to the fact that the Company has not paid dividends for 2005 earnings in 2006, although shareholders’ equity reflects the dividend decision of the EGM held on December 21, 2006.

Christopher Mattheisen, Chairman and CEO commented:“Operationally, 2006 saw a number of positive developments for Magyar Telekom. Despite strong competition in all areas, we preserved our leading position in our key businesses. Both revenue growth and EBITDA in forint terms were comfortably in line with our full year targets.  The gross additions to tangible and intangible assets to revenues (capex to sales) ratio was 13.5%, in line with our goal of keeping the ratio below 15% in 2006. In the Hungarian fixed line business, we made several acquisitions and successfully integrated these investments into our existing portfolio. We developed a strong position in the growing IT, SI and telco-outsourcing market. The number of broadband connections has increased by 60% during 2006 and we launched IPTV service at the end of the year. We continued to focus on customer retention through our flat rate offers.  As a result, access, internet and IT related revenues increased, offsetting the continued erosion of traffic revenues. In 2006 we saw the initial positive impacts of the fixed-mobile merger, whilst also recording some one-off costs related to this complex process.  As part of the integration, we fully unified our store network, which now provides complete services to our customers. In the Hungarian mobile market, we maintained our clear market leadership. We were the first in Hungary to fully introduce the super-fast HSDPA service in the market, supporting a successful mobile broadband rollout. The country-wide EDR (unified digital radio) network rollout has also now been completed. Finally, international operations in Macedonia and Montenegro showed an excellent performance, making a considerable contribution to our profitability.

Looking forward to 2007, we are targeting stable revenue and EBITDA in forint terms over 2006 reported figures.  Our target for gross additions to tangible and intangible assets to revenues (capex to sales) ratio is below 14% in 2007. Regarding our strategy going forward, I can confirm that we intend to maintain the direction that the Group is currently following.  I would, however, like to underline three areas to which we intend to give stronger impetus: firstly, excellence through a stronger customer focus and significantly improved service quality, secondly, greater efficiency through improvements in operational cost structure, headcount productivity and leveraging new, integrated revenue opportunities. Last but not least, our goal remains to seek growth in the form of value-creating acquisitions in the future, both in Hungary and in our region.”

Hungarian fixed line operations: revenue growth driven by internet and SI/IT services

Revenues before elimination grew to HUF 78.9 bn in Q4 2006, up 6.6% compared to the same period last year. EBITDA margin for the quarter was 27.0%. Excluding the HUF 0.9 bn cost of the investigation and the modifications related to the Universal Telecommunication Support Fund (decreasing other operating expenses in Q4 2005 and increasing in Q4 2006 by HUF 0.7 bn), EBITDA was HUF 22.9 bn, down by 5.6%. EBITDA margin was 29.0% in Q4 2006. Internet revenues showed a 27.1% increase thanks to the significant growth in the number of installed ADSL lines. The total number of broadband connections (mainly ADSL and cable) exceeded 570,000 at end-2006. Mainly driven by acquisitions of KFKI and Dataplex, system integration & IT revenues grew from HUF 2.1 bn to HUF 11.8 bn in the Q4 2006 compared to the same quarter last year. Domestic and international traffic revenues combined declined by 29.4% reflecting mobile substitution and competition driven average price decline. Strong mobile substitution and number portability resulted in a 4% decline in the total number of fixed lines at end-2006 compared to a year ago. Customised tariff packages at the parent company represented over 83% of the total number of lines at the end of 2006.

International fixed line operations: solid EBITDA margin in Macedonia, headcount reduction in Montenegro

Revenues before elimination grew by 5.5% to HUF 16.6 bn in Q4 2006, reflecting the favorable exchange rate impact and the strong revenue increase of the Montenegrin operations. EBITDA fell to HUF 3.3 bn with an EBITDA margin of 19.7%.  This was due to the headcount reduction related expenses of HUF 2.5 bn in Montenegro and the increasing role of lower margin international wholesale and alternative operations. MakTel’s fixed line revenues decreased by 2.1%, as a decline in outgoing traffic revenues (by 11.9%) was only partially compensated by international wholesale and internet-related revenues. EBITDA increased by 20.0% to HUF 4.1 bn, supported by the impact of the headcount reduction in Q4 2005. EBITDA margin was 38.4% in the fourth quarter. Fixed line operations in Montenegro contributed HUF 4.7 bn to Group revenues in the fourth quarter of 2006 (HUF 4.1 bn in Q4 2005). The growth was fuelled by favorable FX movements and higher wholesale and internet revenues. Due to the headcount reduction related expenses, EBITDA was HUF -0.6 bn (against HUF 0.8 bn in Q4 2005).

Hungarian mobile operations: clear market leadership maintained, EDR revenues

Revenues before elimination grew by 21.9% to HUF 82.6 bn in Q4 2006 as a result of EDR-related revenues (within other revenues), higher enhanced service and equipment sales revenues. EBITDA was HUF 28.8 bn, up by 15.3% over Q4 2005, mainly due to the modifications related to the Universal Telecommunication Support Fund, increasing other operating expenses in Q4 2005 and decreasing by HUF 1.1 bn in Q4 2006. Average acquisition cost per customer continued to fall, reflecting reduced subsidies in both prepaid and postpaid segments. When calculating subscriber acquisition cost, we include the connection margin (SIM card cost less the connection fee) and the sales-related equipment subsidy and agent fee. Although the introduction of new, flat-rate packages generated higher usage, the discounts and bundled free minutes offered, as well as the extensive use of closed user group offers, combined with the change in disclosure of enhanced services, resulted in a slight erosion of ARPU (monthly average revenue per user). MOU (monthly average minutes of use per subscriber) grew to 149 in Q4 2006, indicating strong price elasticity.

International mobile operations: strong revenue and EBITDA growth at both companies

Revenues before elimination grew by 15.2% to HUF 13.1 bn in Q4 2006 due to the strong performance of both companies and also helped by the favorable exchange rate effect. EBITDA was HUF 6.4 bn with an EBITDA margin of 49.0%. T-Mobile Macedonia reported 14.8% revenue growth thanks to the increasing customer base and usage, partly offset by the continuously decreasing tariffs. EBITDA was HUF 5.6 bn with an EBITDA margin of 55.3%. T-Mobile Crna Gora contributed revenues of HUF 3.0 bn (up 16.4%) and an EBITDA of HUF 0.8 bn in Q4 2006 (against HUF 0.3 bn in Q4 2005).

As previously disclosed, the Company is still investigating certain contracts to determine whether they were entered into in violation of Company policy or applicable law or regulation. In the course of conducting their audit of our 2005 financial statements, PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. (“PwC”) identified certain contracts the nature and business purposes of which were not readily apparent.  PwC notified the Audit Committee of the Supervisory Board (the “Audit Committee”) and advised them to retain independent counsel to conduct an investigation into these contracts. Our Audit Committee retained the law firm of White & Case LLP (“White & Case”), as its independent legal counsel, to conduct the investigation. Based on the documentation and other evidence obtained by it, the White & Case investigation has preliminarily concluded that it was unable to determine a proper business purpose for four consulting contracts entered into by the Company and two of its subsidiaries in 2005, and further found that certain employees had destroyed evidence that was relevant to the investigation. We have taken and are taking remedial measures to address weaknesses in our control environment that were revealed by the investigation. The investigation delayed the finalization of our 2005 financial statements, and as a result we and some of our subsidiaries have failed and may fail to meet certain deadlines prescribed by applicable laws and regulations for preparing and filing audited annual results and holding annual general meetings. We have to date been fined HUF 13 m as a consequence of these delays and additional fines could be imposed in the future. See our press release dated December 21, 2006 for further details on this investigation. Magyar Telekom (“MT”) incurred HUF 4.1 bn expenses relating to the investigation in 2006, which are included in other operating expenses — net in the Hungarian fixed line operations as part of the Headquarters costs. Although the investigation has not been finalized, based on the independent investigators’ findings and conclusions to date, the contracts under investigation were entered into without full compliance with internal company procedures regarding the entry of such contracts. Moreover, sufficient evidence could not be obtained that adequate value was received under these contracts. In its preliminary 2005 results announcement Magyar Telekom capitalized HUF 1.1 bn payments made related to two of these contracts. As a result of the findings of the investigation, Magyar Telekom has changed the accounting treatment of these contracts and expensed this amount, as well as the related HUF 0.2 bn potential tax obligation, increasing other operating expenses by HUF 1.3 bn.

About Magyar Telekom

Magyar Telekom is the principal provider of telecom services in Hungary. Magyar Telekom provides a broad range of services including traditional fixed line and mobile telephony, data transmission and value-added services. Magyar Telekom owns the majority of the shares of MakTel, the sole fixed line operator and its subsidiary T-Mobile Macedonia, the leading mobile operator in Macedonia. Magyar Telekom has a majority stake in Crnogorski Telekom. This Group provides fixed, mobile and Internet services in Montenegro. Key shareholders of Magyar Telekom as of December 31, 2006 include MagyarCom Holding GmbH (59.21%), owned by Deutsche Telekom AG. The remainder, 40.79% is publicly traded.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

For detailed information on Magyar Telekom’s 2006 results please visit our website:

(www.magyartelekom.hu/english/investorrelations/main.vm) or the website of the Budapest Stock Exchange (www.bse.hu).

MAGYAR TELEKOM

Consolidated

Income Statements - IFRS

	Year ended December 31,		%
(HUF million)	2005	2006	change
	(Unaudited)	(Unaudited)

Revenues

Subscriptions	90 550	93 387	3.1%
Domestic outgoing traffic revenues	87 497	69 724	(20.3)%
International outgoing traffic revenues	11 155	10 267	(8.0)%
Value added, cable voice and other services	8 477	8 902	5.0%

Voice - retail revenues	197 679	182 280	(7.8)%

Domestic incoming traffic revenues	9 530	9 125	(4.2)%
International incoming traffic revenues	16 049	19 566	21.9%

Voice - wholesale revenues	25 579	28 691	12.2%

Voice revenues total	223 258	210 971	(5.5)%

Internet broadband	29 773	42 034	41.2%
Internet narrowband, content and other	10 010	7 699	(23.1)%

Internet revenues total	39 783	49 733	25.0%

Data	26 792	27 121	1.2%

System Integration/Information Technology	9 023	24 679	173.5%

Multimedia	15 037	17 506	16.4%

Equipment sales	5 205	4 249	(18.4)%

Other revenues	10 108	9 607	(5.0)%

Total fixed segment revenues	329 206	343 866	4.5%

Network usage and access	225 003	240 284	6.8%
Enhanced services	36 539	40 258	10.2%
Equipment sales and activation fee	23 472	25 280	7.7%
Other revenues	834	21 507	2 478.8%
Total mobile segment revenues	285 848	327 329	14.5%

Total revenues	615 054	671 195	9.1%

Employee-related expenses	(92 783)	(95 253)	2.7%
Depreciation and amortization	(114 686)	(122 249)	6.6%
Payments to other network operators	(88 587)	(93 154)	5.2%
Cost of telecommunications equipment sales	(37 221)	(59 714)	60.4%
Other operating expenses - net	(140 023)	(164 435)	17.4%

Total operating expenses	(473 300)	(534 805)	13.0%

Operating profit	141 754	136 390	(3.8)%

Net financial expenses	(31 501)	(25 410)	(19.3)%

Share of associates’ profits	330	703	113.0%

Profit before income tax	110 583	111 683	1.0%

Income tax	(21 858)	(23 013)	5.3%

Profit for the period	88 725	88 670	(0.1)%

Attributable to:
Equity holders of the Company (Net income)	78 415	76 659	(2.2)%
Minority interests	10 310	12 011	16.5%
	88 725	88 670	(0.1)%

MAGYAR TELEKOM

Consolidated

Balance Sheets - IFRS

(HUF million)	Dec 31, 2005	Dec 31, 2006	% change
	(Unaudited)	(Unaudited)

ASSETS

Current assets

Cash and cash equivalents	46 060	79 128	71.8%
Other financial assets	1 817	2 692	48.2%
Trade and other receivables	95 956	104 016	8.4%
Current income tax receivable	1 679	6 735	301.1%
Inventories	8 414	10 460	24.3%
Assets held for disposal	2 302	6 825	196.5%

Total current assets	156 228	209 856	34.3%

Non current assets

Property, plant and equipment - net	580 736	550 900	(5.1)%
Intangible assets - net	319 797	331 740	3.7%
Associates	5 020	5 771	15.0%
Deferred taxes	14 966	10 503	(29.8)%
Other financial assets	6 201	23 753	283.1%

Total non current assets	926 720	922 667	(0.4)%

Total assets	1 082 948	1 132 523	4.6%

LIABILITIES

Current liabilities

Loans from related parties	74 648	74 000	(0.9)%
Loans and other borrowings - third party	43 602	29 605	(32.1)%
Trade and other payables	119 464	200 589	67.9%
Current income tax payable	1 472	1 736	17.9%
Deferred revenue	918	234	(74.5)%
Provisions for liabilities and charges	6 817	8 414	23.4%

Total current liabilities	246 921	314 578	27.4%

Non current liabilities

Loans from related parties	212 000	185 432	(12.5)%
Loans and other borrowings - third party	14 215	20 697	45.6%
Deferred revenue	267	170	(36.3)%
Deferred taxes	3 189	5 368	68.3%
Provisions for liabilities and charges	3 141	3 344	6.5%
Other non current liabilities	5 521	8 560	55.0%

Total non current liabilities	238 333	223 571	(6.2)%

Total liabilities	485 254	538 149	10.9%

EQUITY

Shareholders’ equity

Common stock	104 281	104 277	(0.0)%
Additional paid in capital	27 382	27 380	(0.0)%
Treasury stock	(1 926)	(1 504)	(21.9)%
Cumulative translation adjustment	(420)	(1 474)	251.0%
Retained earnings and other reserves	398 250	398 567	0.1%
Total shareholders’ equity	527 567	527 246	(0.1)%
Minority interests	70 127	67 128	(4.3)%
Total equity	597 694	594 374	(0.6)%

Total liabilities and equity	1 082 948	1 132 523	4.6%

MAGYAR TELEKOM

Consolidated

Cashflow Statements - IFRS

	Year ended Dec 31,		%
(HUF million)	2005	2006	change
	(Unaudited)	(Unaudited)

Operating profit	141 754	136 390	(3.8)%
Depreciation and amortization	114 686	122 249	6.6%
Change in working capital	(1 588)	(13 204)	731.5%
Interest paid	(31 078)	(29 876)	(3.9)%
Bank and other finance charges paid	(3 157)	(3 604)	14.2%
Income tax paid	(11 479)	(19 392)	68.9%
Other cashflows from operations	(7 802)	(6 557)	(16.0)%

Net cashflows from operating activities	201 336	186 006	(7.6)%

Cashflows from investing activities

Purchase of tangible and intangible assets	(103 587)	(96 992)	(6.4)%
Purchase of subsidiaries and business units	(35 927)	(35 367)	(1.6)%
Cash acquired through business combinations	1 866	379	(79.7)%
Interest received	2 195	2 002	(8.8)%
Dividends received	1 729	157	(90.9)%
Purchase of financial investments - net	(371)	3 551	n.m.
Proceeds from disposal of non current assets	2 529	6 798	168.8%
Proceeds from disposal of subsidiaries	0	115	n.a.

Net cashflows from investing activities	(131 566)	(119 357)	(9.3)%

Cashflows from financing activities

Dividends paid to shareholders and minority interest	(84 551)	(77)	(99.9)%
Net proceeds of loans and other borrowings	20 734	(35 564)	n.m.
Other	1 969	491	(75.1)%

Net cashflows from financing activities	(61 848)	(35 150)	(43.2)%

Effect of foreign exchange rate changes on cash and cash equivalents	1 259	1 569	24.6%

Change in cash and cash equivalents	9 181	33 068	260.2%

Cash and cash equivalents, beginning of period	36 879	46 060	24.9%

Cash and cash equivalents, end of period	46 060	79 128	71.8%

Change in cash and cash equivalents	9 181	33 068	260.2%

Summary of key operating statistics

GROUP	Dec 31, 2005	Dec 31, 2006	% change

EBITDA margin	41.7%	38.5%	n.a.
Operating margin	23.0%	20.3%	n.a.
Net income margin	12.7%	11.4%	n.a.
ROA	7.4%	6.9%	n.a.
Net debt	296,588	227,914	(23.2)%
Net debt to total capital	33.2%	27.7%	n.a.
Number of employees (closing full equivalent)	11,919	12,341	3.5%

FIXED LINE SEGMENT	Dec 31, 2005	Dec 31, 2006	% change

Hungarian fixed line operations

Fixed line penetration	35.6%	34.2%	n.a.
Digitalization of exchanges with ISDN	100.0%	100.0%	n.a.
Number of closing lines (1)
Residential	1,981,876	1,902,011	(4.0)%
Business	248,955	236,019	(5.2)%
Payphone	22,112	20,517	(7.2)%
ISDN channels	500,696	485,290	(3.1)%
Total lines	2,753,639	2,643,837	(4.0)%

Traffic in minutes (thousands) (1)
Local	3,282,575	3,284,852	0.1%
Long distance	1,096,685	1,157,640	5.6%
Fixed to mobile	747,195	594,743	(20.4)%
Domestic outgoing traffic	5,126,455	5,037,235	(1.7)%
International outgoing traffic	113,315	98,723	(12.9)%
Internet (2)	1,953,968	1,044,782	(46.5)%
Total outgoing traffic	7,193,738	6,180,740	(14.1)%

Data products
ADSL lines	329,314	512,810	55.7%
Number of Internet subscribers
Dial-up	80,938	31,401	(61.2)%
Leased line	751	656	(12.6)%
DSL	218,954	336,181	53.5%
W-LAN	1,467	1,175	(19.9)%
CATV	26,425	57,587	117.9%
Total Internet subscribers	328,535	427,000	30.0%
Market share in the dial-up market (estimated)	42%	39%	n.a.
Managed leased lines (Flex-Com connections) (1)	10,289	9,165	(10.9)%
Cable television customers	403,631	414,286	2.6%
Total broadband Internet access (3)	357,957	572,228	59.9%

International fixed line operations

Macedonian fixed line penetration	26.0%	23.9%	n.a.
Number of closing lines
Residential	467,559	430,082	(8.0)%
Business	48,252	42,780	(11.3)%
Payphone	2,063	2,087	1.2%
ISDN channels	41,262	42,200	2.3%
Total Macedonian lines	559,136	517,149	(7.5)%

Macedonian traffic in minutes (thousands)
Local	1,368,786	1,196,762	(12.6)%
Long distance	201,206	176,964	(12.0)%
Fixed to mobile	139,203	123,032	(11.6)%
Domestic outgoing traffic	1,709,195	1,496,758	(12.4)%
International outgoing traffic	31,557	27,455	(13.0)%
Internet	207,213	179,338	(13.5)%
Total outgoing Macedonian traffic	1,947,965	1,703,551	(12.5)%

Data products (Macedonia)
ADSL lines	7,798	16,462	111.1%
Number of Internet subscribers
Dial-up	83,930	109,096	30.0%
Leased line	137	141	2.9%
DSL	7,798	16,462	111.1%
Total Internet subscribers	91,865	125,699	36.8%
Market share in the dial-up market (estimated)	81%	94%	n.a.

Montenegrin fixed line penetration	31.2%	31.4%	n.a.
Number of closing lines
PSTN lines	175,122	173,248	(1.1)%
ISDN channels	18,750	21,288	13.5%
Total Montenegrin lines	193,872	194,536	0.3%

Montenegrin traffic in minutes (thousands)
Local	301,927	313,854	4.0%
Long distance	126,024	126,676	0.5%
Fixed to mobile	42,206	39,090	(7.4)%
Domestic outgoing traffic	470,157	479,620	2.0%
International outgoing traffic	12,662	13,138	3.8%
Internet	385,264	361,201	(6.2)%
Total outgoing Montenegrin traffic	868,083	853,959	(1.6)%

Data products (Montenegro)
ADSL lines	1,085	6,639	511.9%
Number of Internet subscribers
Prepaid	25,594	25,669	0.3%
Leased line	117	121	3.4%
DSL	1,085	6,639	511.9%
Total Internet subscribers	26,796	32,429	21.0%
Market share in the dial-up market (estimated)	96%	98%	n.a.

(1)          Magyar Telekom Plc. + Emitel (100% owned by Magyar Telekom Plc.)

(2)          Internet minutes include traffic both on analog lines (reported earlier as local traffic) and on ISDN lines (not reported earlier as traffic minutes)

(3)          Includes ADSL lines operated by Magyar Telekom Plc. and Emitel plus T-Online Hungary’s broadband customers (other than the ADSL purchased from Magyar Telekom)

MOBILE SEGMENT	Dec 31, 2005	Dec 31, 2006	% change

Hungarian mobile operations

Mobile penetration	92.4%	99.0%	n.a.
Market share of T-Mobile Hungary	45.0%	44.5%	n.a.
Number of customers (RPC)	4,193,855	4,431,136	5.7%
Postpaid share in the RPC base	31.6%	34.9%	n.a.
MOU	127	142	11.8%
ARPU	4,832	4,800	(0.7)%
Overall churn rate	18.5%	17.9%	n.a.
Postpaid	10.4%	9.9%	n.a.
Prepaid	22.0%	21.9%	n.a.
Enhanced services within ARPU	621	667	7.4%
Average acquisition cost (SAC) per customer	7,062	6,234	(11.7)%

International mobile operations

Macedonian mobile penetration	61.3%	68.3%	n.a.
Market share of T-Mobile Macedonia	69.2%	66.5%	n.a.
Number of customers (RPC)	877,142	944,530	7.7%
Postpaid share in the RPC base	15.9%	18.8%	n.a.
MOU	63	72	14.3%
ARPU	3,065	3,206	4.6%

Montenegrin mobile penetration	78.6%	129.8%	n.a.
Market share of T-Mobile Crna Gora	42.7%	41.2%	n.a.
Number of customers (RPC) (4)	208,094	331,616	59.4%
Postpaid share in the RPC base	15.0%	14.6%	n.a.
MOU	127	127	0.0%
ARPU	3,745	3,858	3.0%

(4)          In October 2006, prepaid voucher lifecycle was extended from 3 to 11 months in Montenegro, resulting in increase in the number of prepaid RPC

Analysis of the Financial Statements

for the year ended December 31, 2006

Exchange rate information

The Euro weakened by 0.2% against the Hungarian Forint year on year (from 252.73 HUF/EUR on December 31, 2005 to 252.30 HUF/EUR on December 31, 2006). The average HUF/EUR rate increased from 248.05 in 2005 to 264.27 in 2006.

The U.S. Dollar depreciated by 10.3% against the Hungarian Forint year on year (from 213.58 HUF/USD on December 31, 2005 to 191.62 HUF/USD on December 31, 2006).

Analysis of group income statements

Crnogorski Telekom’s balance sheet was consolidated in our accounts as of March 31, 2005, while its results are included in our consolidated income statement from the second quarter of 2005. As a result, changes in group revenue and expense lines are partly explained by that we consolidated 9 months results of Crnogorki Telekom in 2005, while the full year results were consolidated in 2006.

As previously disclosed, Magyar Telekom (“the Company”) is still investigating certain contracts to determine whether they were entered into in violation of Company policy or applicable law or regulation.

In the course of conducting their audit of our 2005 financial statements, PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. (“PwC”) identified certain contracts the nature and business purposes of which were not readily apparent.  PwC notified the Audit Committee of the Supervisory Board (the “Audit Committee”) and advised them to retain independent counsel to conduct an investigation into these contracts. Our Audit Committee retained the law firm of White & Case LLP (“White & Case”), as its independent legal counsel, to conduct the investigation. Based on the documentation and other evidence obtained by it, the White & Case investigation has preliminarily concluded that it was unable to determine a proper business purpose for four consulting contracts entered into by the Company and two of its subsidiariesin 2005, and further found that certain employees had destroyed evidence that was relevant to the investigation. We have taken and are taking remedial measures to address weaknesses in our control environment that were revealed by the investigation.

The investigation delayed the finalization of our 2005 financial statements, and as a result we and some of our subsidiaries have failed and may fail to meet certain deadlines prescribed by applicable laws and regulations for preparing and filing audited annual results and holding annual general meetings. We have to date been fined HUF 13 million as a consequence of these delays and additional fines could be imposed in the future.

See our press release dated December 21, 2006 for further details on this investigation.

Magyar Telekom (“MT”) incurred HUF 4.1 bn expenses relating to the investigation in 2006, which are included in other operating expenses – net in the Hungarian fixed line operations.

Although the investigation has not been finalized, based on the independent investigators’ findings and conclusions to date, the contracts under investigation were entered into without full compliance with internal company procedures regarding the entry of such contracts. Moreover, sufficient evidence could not be obtained that adequate value was received under these contracts. In its preliminary 2005 results announcement Magyar Telekom capitalized HUF 1.1 bn payments made related to two of these contracts. As a result of the findings of the investigation, Magyar Telekom changed the accounting treatment of these contracts and expensed this amount, as well as the related HUF 0.2 bn potential tax obligation, increasing other operating expenses in 2005 by HUF 1.3 bn.

After the publication of the preliminary results, the Supreme Court revised the original decision of the court in September 2005 regarding the Universal Telecommunications Support Fund and the related obligations of T-Mobile Hungary. Although the impacts were reported in the 2006 quarterly financial statements, the changes related to 2005. Hence, the related receivables, liabilities and tax balances, as well as operating expenses and tax expense have been adjusted in the 2005 financial statements. As a result, the 2005 consolidated operating profit of Magyar Telekom decreased by HUF 0.4 bn compared to the preliminary results released in our 4Q05 flash report.

Magyar Telekom has voluntarily changed its accounting policy with regard to the classification of the local business tax and the innovation contribution considering the decision of the European Court of October 3, 2006 in the case of the Italian local tax also in light of the IFRIC rejection wording issued in March 2006. Accordingly, the tax charges have been reclassified to the income tax line of the profit and loss statement instead of other operating expenses. Magyar Telekom believes to provide better information on the effective tax charges on income to the readers of the financial statements as a result of the revised classification of the above taxes. As this is considered as a voluntary change in accounting policy for better presentation, the change had to be carried out retrospectively. As a result, 2005 other operating expenses decreased and income tax line increased by HUF 8.4 bn with no effect on net income. In 2006, the related taxes at the income tax line amounted to HUF 8.5 bn.

Further, due to a change in IAS 39, effective from January 2006, MT had to change its accounting policy retrospectively and restate its 2005 comparatives with respect to the fair valuation of its shares in CKB, a Montenegrin Bank sold to OTP in 2006. This resulted in minor changes in Financial expenses, Tax and Minority interest having a HUF 149 million negative impact on the 2005 Net income, reversing in 2006.

MT has reassessed its status in the provision of a number of value added services, where so far we accounted for revenue on a gross basis implying a principal status rather than an agent status in the provision of the service. A gross basis means that revenues included the full amount of fees collected from customers, and outpayments to related service providers were included in operating expenses. After analyzing the relationships with our subcontractors one by one, we have changed our judgment of the situation in some cases, and now we assess that in these cases MT is more the selling agent of these products than the principal provider of the service, from an IFRS accounting point of view. This had a decreasing impact on the fixed line “Value added, cable voice and other services”

revenues and the mobile “Enhanced services” revenues as well as on subcontractor payments in “Other operating expenses - net”. The change only meant netting between revenues and expenses; it had no impact on either operating profit or net income. These services change year to year: certain services that were justifiably disclosed gross are running out and new services may be identified as an agent’s service, such as the motorway sticker sales in 2006. The contractual terms of a given service may change from period to period, and the principal / agent status is always dependent on the particulars of a given contract.

Revenues

Fixed line voice-retail revenues decreased by 7.8% in 2006 compared to the previous year, mainly driven by lower domestic outgoing traffic revenues at Magyar Telekom Plc. due to wider use of flat-rate packages and decreased customer base resulting mainly from competition and mobile substitution.

Subscription fees showed an increase as subscription revenue from customized and supplementary packages at Magyar Telekom Plc. generated higher revenues as higher proportion of our customers chose such packages. The increase in subscription fee revenues was helped by Maktel due to favorable foreign exchange movement and higher tariffs as tariff rebalancing occurred in August 2005. The positive effect of the consolidation of T-Com CG’s full year revenues in 2006 also appears on this revenue line. These increases were partly offset by decreased ISDN subscription revenues resulting from lower average number of customers and lower prices in Hungary.

Domestic outgoing fixed line traffic revenues in 2006 amounted to HUF 69.7 bn compared to HUF 87.5 bn in 2005. Domestic outgoing traffic revenues decreased due to lower average per minute fees and loss of fixed line customers mainly owing to competition from other fixed line service providers and mobile substitution. Both Magyar Telekom Plc. and Emitel offered several price discounts to customers choosing different tariff packages. Customized tariff packages represented 83.4% of the lines at Magyar Telekom Plc. at December 31, 2006. The most popular of these packages are the Favorit packages and the Felezó (Halving) package. Domestic outgoing traffic revenues also decreased at Maktel primarily due to lower usage. The consolidation of T-Com CG’s full year revenues in 2006 partly offset these decreases.

International outgoing fixed line traffic revenues decreased by 8.0%, from HUF 11.2 bn in 2005 to HUF 10.3 bn in the same period of 2006. This decrease is mainly due to decreased outgoing minutes at Magyar Telekom Plc. Outgoing international traffic revenues also decreased at Maktel as a result of lower volume of minutes and decreased prices. The consolidation of T-Com CG’s revenues in 2006 partly offset these decreases.

Voice-wholesale revenues increased by 12.2% in 2006 compared to 2005 driven by higher international incoming traffic revenues.

Domestic incoming fixed line traffic revenues for the year ended December 31, 2006 decreased by 4.2% compared to the same period in 2005. Traffic revenues from LTOs decreased at Magyar Telekom Plc. due to the application of the new RIO prices based on NHH decision from June 2006, also applied retrospectively since September 2005. Revenues from call origination and call termination also declined owing to lower RIO fees, partly offset by higher volume of traffic. Incoming revenues from mobile operators showed a decrease at Maktel resulting from lower interconnection prices of international calls. These decreases were somewhat offset by the additional revenue resulting from the consolidation of T-Com CG.

International incoming fixed line traffic revenues increased to HUF 19.6 bn for the year ended December 31, 2006 compared to HUF 16.0 bn for the same period in 2005. International incoming revenues increased mainly at Maktel due to the 28.6% higher international incoming minutes resulting from the restricted illegal VoIP traffic and, to a lesser extent, the favorable foreign exchange movements. The higher international incoming revenue was also due to the inclusion of T-Com CG’s full year revenues. International incoming traffic revenues are also higher at Magyar Telekom Plc. due to the increased volume of international incoming traffic and higher HUF/EUR exchange rate, partly offset by lower average settlement rates. Higher traffic terminated in Magyar Telekom Plc. and LTO areas was only partly offset by lower mobile terminated international traffic transited by Magyar Telekom Plc. (due to migrations of international calls to mobile networks).

Internet revenues of the fixed line operations grew significantly to HUF 49.7 bn in 2006 compared to HUF 39.8 bn in last year. This growth was due to the strong increase in the number of ADSL, Internet and cable TV subscribers in the Hungarian fixed line operations. The number of ADSL subscribers of Magyar Telekom Plc. and Emitel grew to 512,810 by December 31, 2006 (from 329,314 a year earlier) and the number of T-Online Internet connections grew by 30.0% to 427,000 compared to the previous year. The proportion of higher revenue generating broadband Internet customers grew significantly within the customer base, which also contributed to the revenue growth. By the end of 2006, the total number of our broadband connections exceeded 572,000 in our Hungarian fixed line operations. The number of ADSL and Internet subscribers also significantly increased in our foreign subsidiaries.

Data revenues grew by 1.2% to HUF 27.1 bn in 2006 compared to 2005. The increase is mainly driven by higher broadband data retail revenues (mainly HSLL) and higher broadband IP revenue at Magyar Telekom Plc. The inclusion of T-Com CG and Orbitel revenues also contributed to the increase. These increases were partly offset by lower narrowband retail revenues at Magyar Telekom Plc.

System Integration (“SI”) and IT revenues increased significantly, by 173.5% compared to last year and reached HUF 24.7 bn in 2006, which resulted mainly from the consolidation of KFKI and Dataplex revenues since their acquisitions in 2006. The increased number of SI/IT service projects at Magyar Telekom Plc. and BCN also had positive effects on revenues. The most significant projects are the outsourcing services provided to E.ON and Erste Bank, set-up of low current systems as well as SI and IT solutions provided to the Hungarian government (E-Közmű).

Multimedia revenues amounted to HUF 17.5 bn in 2006 as compared to HUF 15.0 bn in 2005. The increase is mainly due to the growth in cable TV revenues resulting from the increase in average number of cable TV subscribers in Hungary and price increases effective from January 1, 2006.

Revenues from fixed line equipment sales decreased to HUF 4.2 bn for the year ended December 31, 2006 compared to HUF 5.2 bn for the same period in 2005. Equipment sales revenue decrease is due to lower rental fees of telecommunications equipment and decreased PBX charges at Magyar Telekom Plc.

Other fixed line revenues decreased by 5.0% and amounted to HUF 9.6 bn in 2006. Other revenues include construction, maintenance, rental, wholesale infrastructure service and miscellaneous revenues.

Revenues from mobile telecommunications services amounted to HUF 327.3 bn for the year ended December 31, 2006 compared to HUF 285.8 bn for the same period in 2005 (a 14.5% increase). The increase in mobile revenues was mainly due to Pro-M PrCo. Ltd.’s (“Pro-M”) operations. Pro-M’s EDR activities contributed HUF 18.0 bn to total mobile revenues and a similar amount to cost of equipment sales. From the second quarter of 2005, the consolidated revenues of T-Mobile CG, our Montenegrin mobile operator positively affected the revenues from mobile operations. T-Mobile CG generated HUF 12.2 bn revenues in 2006, compared to HUF 7.9 bn in 2005 (from April 1 to December 31). As of December 31, 2006, T-Mobile CG had more than 330,000 customers compared to about 208,000 a year earlier.

Within mobile telecommunications services, voice traffic revenues represent the largest portion of revenues. It increased by 6.2% and amounted to HUF 216.7 bn in 2006. Its growth was mainly driven by the inclusion of T-Mobile CG as well as the improved voice traffic revenues of T-Mobile Macedonia. The traffic revenue generated by T-Mobile Hungary’s customers increased as well, mainly due to the higher MOU. TMH’s average usage per customer per month measured in MOU increased by 11.8% from 127 minutes in 2005 to 142 minutes in 2006. TMH’s monthly average revenue per user (“ARPU”) decreased by 0.7% from HUF 4,832 in 2005 to HUF 4,800 in 2006, mainly as a result of lower average per minute fees.

While the growth of mobile penetration has slowed down in Hungary, TMH still maintains its leading position with 44.5% market share. TMH’s average customer base increased by 4.7% year over year. The proportion of postpaid customers increased to 34.9% at December 31, 2006 from 31.6% a year earlier as a number of the prepaid customers migrated to more favorable, for example flat-rate postpaid packages.

The increase in revenues from mobile telecommunications services at T-Mobile Macedonia reflects primarily the weaker average HUF against the MKD. Higher revenues were also supported by higher average number of mobile customers and higher MOU, partly offset by lower per minute rates. The number of T-Mobile Macedonia customers increased by 7.7% and reached 944,530 at December 31, 2006. T-Mobile Macedonia’s average usage per customer per month measured in MOU increased by 14.3% from 63 minutes in 2005 to 72 minutes in 2006.

Mobile equipment sales revenues showed an increase in 2006 compared to last year due to the increase in TMH’s revenues reflecting higher gross additions and higher average handset prices.

Operating Expenses

Employee-related expenses in 2006 amounted to HUF 95.3 bn compared to HUF 92.8 bn in 2005 (an increase of 2.7%). The increase is mainly due to the inclusion of new subsidiaries (such as Pro-M, Dataplex, KFKI). Expenses increased at Crnogorski Telekom resulting from the severance provision recognized in connection with the headcount reduction program and also from higher severance expenses of Magyar Telekom Plc. in 2006. The group headcount number increased from 11,919 on December 31, 2005 to 12,341 on December 31, 2006.

The increase in employee-related expenses was partly offset by lower expenses at Maktel reflecting higher severance payments to employees in 2005.

Depreciation and amortization increased by 6.6% to HUF 122.2 bn in 2006 from HUF 114.7 bn in last year. The increase in depreciation is mainly driven by the consolidation of Crnogorski Telekom and by the impairment of the Monet, TCG and Internet CG brandnames in connection with the rebranding in Montenegro in September 2006. In addition, depreciation increased at T-Mobile Hungary due to the capitalized UMTS concession and also due to their higher gross asset base of telecommunications and IT equipment.

Payments to other network operators reached HUF 93.2 bn in 2006 compared to HUF 88.6 bn in 2005. The growth was mainly related to TMH’s higher domestic mobile outpayments due to higher mobile penetration and increased traffic. With the introduction of flat-rate packages the proportion of calls to other mobile service providers increased, resulting in higher outpayments at T-Mobile Hungary. The inclusion of Crnogorski Telekom and Orbitel expenses also contributed to the increase. International outpayments also increased at Magyar Telekom Plc. driven by the weaker average HUF against the EUR, partly compensated by lower average settlement rates and decrease in traffic. These increases were partly offset by significantly lower mobile outpayments at Magyar Telekom Plc., due to lower traffic and lower fixed to mobile termination rates. Magyar Telekom Plc.’s outpayments to LTOs decreased as well due to lower RIO fees applied retrospectively.

The cost of telecommunications equipments in 2006 was HUF 59.7 bn compared to HUF 37.2 bn in 2005. The strong increase is mainly due to Pro-M. Higher cost of equipment sales at Magyar Telekom Plc. resulted from various network construction and system integration tenders. The increase in TMH’s cost of equipment sales was driven by higher gross additions and higher average cost of phonesets, partly compensated by lower equipment sales ratio. Higher sales at BCN as well as the inclusion of Orbitel and KFKI also contributed to the increase.

Other operating expenses - net increased by 17.4% year over year. Other operating expenses include materials, maintenance, marketing, service fees, outsourcing expenses, energy and consultancy. Increase in other operating expenses is due to higher fees for outsourcing services (for example real estate management, transportation, customer service and informatics) as well as higher expenses in connection with various projects. The significant increase in materials and maintenance fees was driven by the consolidation of new subsidiaries such as Dataplex and KFKI. In 2006, higher concession fees were due to the UMTS fee paid by TMH and owing to increased frequency fees at T-Mobile Macedonia. Non-rebranding related marketing expenses increased significantly as well at Magyar Telekom Plc., due to more intensive advertising activity in 2006. Other operating expenses - net include a HUF 4.1 bn one-off item, which includes the expenses Magyar Telekom incurred relating to the ongoing investigation.

Operating Profit

Operating margin for the year ended December 31, 2006 was 20.3%, while operating margin for the same period in 2005 was 23.0%. The decrease is due to the fact that in percentage terms the increase in expenses was higher than the growth in revenues.

Net financial expenses

Net financial expenses amounted to HUF 25.4 bn in 2006 compared to HUF 31.5 bn in 2005. Net financial expenses decreased mainly due to decrease in HUF interest expenses in line with lower average HUF interest rates. In addition, Magyar Telekom did not have to take loans for dividends in 2006, as no dividends were paid due to the delayed acceptance of the 2005 financial statements. The proportion of loan portfolio with variable interest rates was higher than a year earlier. Higher interest and other financial income at Crnogorski Telekom (the sale of CKB’s shares in December 2006), T-Mobile Macedonia and Pro-M also caused favorable changes in net financial expenses. The increase in Magyar Telekom Plc.’s foreign exchange gains was owing to the strengthening of the HUF this year. Net financial expenses were negatively hit by higher foreign exchange losses at Maktel resulting from the unfavorable movements of the MKD against the USD. Net financial expenses included HUF 0.3 bn net FX loss, HUF 27.3 bn interest expense, HUF 2.8 bn other financial expenses and HUF 5.0 bn interest and other financial income in 2006.

Share of associates’ profits

Share of associates’ profits amounted to HUF 703 million for the year ended December 31, 2006 compared to HUF 330 million for the same period in 2005. Higher profit is mainly due to the improving performance of T-Systems Hungary.

Income tax

Income tax expense increased from HUF 21.9 bn in 2005 to HUF 23.0 bn in 2006 mainly due to the deferred tax recognized in relation to withholding tax on future dividends based on the undistributed reserves of Maktel and Crnogorski Telekom.

Minority interests

Minority interests in 2006 amounted to HUF 12.0 bn compared to HUF 10.3 bn in 2005. The increase mainly results from the good performance and longer consolidation period of Crnogorski Telekom and T-Mobile Macedonia.

Analysis of group balance sheets

Total assets and total shareholders’ equity and liabilities as of December 31, 2005 were HUF 1,083 bn. Total assets and total shareholders’ equity and liabilities amounted to HUF 1,133 bn as of December 31, 2006.

Cash and cash equivalents

Cash and cash equivalents increased from HUF 46.1 bn at December 31, 2005 to HUF 79.1 bn at December 31, 2006, mainly due to high amount of cash accumulated at the Macedonian and Montenegrin subsidiaries. As the financial statements of Maktel have not been approved yet (due to the ongoing investigation at Magyar Telekom Group), Maktel could not pay dividend in 2006.

Loans and other borrowings

The current portion of loans and other borrowings decreased by 12.4% from December 31, 2005 to HUF 103.6 bn at December 31, 2006. Non current loans and other borrowings decreased by 8.9% from December 31, 2005 to HUF 206.1 bn at December 31, 2006. These decreases in the loan portfolio reflect that in 2006 Magyar Telekom Plc. did not pay dividend for the year 2005 and the excess cash was used to repay loans.

At December 31, 2006, almost 100% of the loan portfolio was HUF denominated. At the end of the year, 2006 38.9% of the loans bore floating interest rates. The gearing ratio defined as net debt divided by net debt plus total equity was 27.7% at December 31, 2006 compared to 33.2% a year earlier.

Trade and other payables

Trade and other payables increased from HUF 119.5 bn as of December 31, 2005 to HUF 200.6 bn as of December 31, 2006. This significant increase is mainly due to the HUF 76 bn dividend payable to Magyar Telekom Plc. shareholders as approved on the Extraordinary General Meeting on December 21, 2006.

Analysis of group cashflow

Net cashflows from operating activities decreased by 7.6% compared to the previous year and amounted to HUF 186,006 million in 2006 due to strong increase in working capital requirements (mainly due to Pro-M) and increased amount of income tax paid, partly offset by higher EBITDA.

Net cash outflow for investing activities amounted to HUF 119,357 million in 2006, while it was HUF 131,566 million in 2005. This decrease in cash outflow is predominantly due to the combined effect of the lower cash outflow for capital expenditures, the higher amounts of proceeds from disposal of real estate and from the sale of financial assets, partly offset by lower amount of dividends received.

Net cashflows from financing activities amounted to minus HUF 61,848 million in 2005 compared to minus HUF 35,150 million in the same period of 2006. While during 2005,

Magyar Telekom took a net HUF 20,734 million loan (mainly in connection with the acquisition of Crnogorski Telekom) and paid HUF 84,551 million dividend, in 2006 it repaid a net HUF 35,564 million loan as Magyar Telekom Plc. and Maktel did not pay dividends in 2006.

Analysis of segment results

Magyar Telekom divides its two business segments (fixed line and mobile) into Hungarian and international operations, thus the segment reporting information below presents these four activities. The sum of the financial results of the four operations presented below does not equal to the group financial results because of intra- and intersegment eliminations.

Hungarian fixed line operations

Hungarian fixed line operations include Magyar Telekom Plc. and its Hungarian subsidiaries, other than its mobile operations, T-Mobile Hungary and Pro-M.

HUF millions	Year ended Dec 31, 2005	Year ended Dec 31, 2006	Change (%)
Voice - retail revenues	162,155	143,350	(11.6)
Voice - wholesale revenues	18,479	18,161	(1.7)
Internet	37,234	45,801	23.0
Other revenues	67,117	84,881	26.5
Total revenues	284,985	292,193	2.5
EBITDA before restructuring charges	108,313	97,261	(10.2)
EBITDA	106,559	94,525	(11.3)
Operating profit	45,269	32,128	(29.0)
Property, plant and equipment	358,568	336,623	(6.1)
Intangible assets	38,003	52,467	38.1
Gross additions to tangible and intangible fixed assets	45,533	43,115	(5.3)

EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

Revenues from the Hungarian fixed line operations increased only by 2.5% year over year, however the proportion of revenue elements changed significantly. On the one hand Internet and other revenues increased by HUF 26.3 bn, on the other hand voice retail and voice wholesale revenues decreased by HUF 19.1 bn. The domestic outgoing fixed voice business experienced a decline mainly due to price discounts and due to loss of lines reflecting the effect of strong competition and mobile substitution. The netting of certain value added services revenues with related subcontractors’ outpayments also contributed to the fixed line retail voice revenue decrease. International outgoing traffic revenues decreased as well, due to lower outgoing traffic. Lower incoming traffic revenues resulted mainly from the application of the new lower RIO prices. This decrease in domestic incoming traffic was partly offset by higher international incoming traffic revenues due to higher traffic and the weaker average HUF against EUR, partly offset by lower international average settlement rates. Internet revenues increased by 23.0% in 2006 compared to 2005 driven by strong volume increases in the number of ADSL, Internet and cable TV customers. Other revenues also showed a significant growth mainly due to IT service revenues from various projects as well as higher cable TV revenues.

Operating profit of the Hungarian fixed line operations decreased by 29.0%. While total revenues increased only by 2.5%, operating expenses increased by 8.5% mainly owing to higher other operating expenses – net, cost of equipment sales and employee-related expenses. These negative effects were partly offset by lower payments to other network operators.

International fixed line operations

International fixed line operations include our foreign subsidiaries, other than T-Mobile Macedonia and T-Mobile CG.

HUF millions	Year ended Dec 31, 2005	Year ended Dec 31, 2006	Change (%)
Voice - retail revenues	35,922	38,833	8.1
Voice - wholesale revenues	12,299	17,084	38.9
Internet	2,703	4,045	49.6
Other revenues	7,059	8,991	27.4
Total revenues	57,983	68,953	18.9
EBITDA before restructuring charges	22,347	27,502	23.1
EBITDA	19,565	24,169	23.5
Operating profit	8,961	11,492	28.2
Property, plant and equipment	79,185	74,136	(6.4)
Intangible assets	20,420	20,743	1.6
Gross additions to tangible and intangible fixed assets	7,519	6,530	(13.2)

EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

From the second quarter of 2005, the consolidation of Crnogorski Telekom’s fixed line operation had significant effect on the results of the international fixed line operations. T-Com CG’s revenue reached HUF 19.9 bn with an operating profit of HUF 1.0 bn and HUF 4.7 bn EBITDA in the 2006. The closing number of fixed line employees was 983 on December 31, 2006.

All revenues and expenses of Maktel were affected by the 6.4% higher average HUF/MKD exchange rates.

Higher subscription revenues at Maktel in 2006 resulted from the higher tariffs, partly offset by the lower average number of customers. The total number of fixed line subscribers at Maktel decreased by 7.5% to 517,149 at December 31, 2006. Domestic outgoing traffic revenues decreased mainly due to usage decrease. Lower international outgoing traffic revenues resulted from decreased volume of traffic and lower prices. International incoming traffic revenues increased mainly due to higher traffic.

Revenues from Internet showed an increase, resulting from the significantly higher number of ADSL subscribers as well as increased average number of Internet customers. The number of Maktel’s Internet subscribers increased further and reached 125,699 by December 31, 2006 from 91,865 a year earlier.

Increase in operating expenses in the international fixed line operations is mainly due the consolidation of T-Com CG and Orbitel in 2006. The increase in depreciation is mainly driven by the impairment of our Montenegrin subsidiaries’ brandnames in connection with their rebranding in September 2006. Operating expenses in MKD terms decreased by 6.6% at Maktel, but the weaker average HUF against MKD led to broadly flat operating expenses expressed in HUF.

Hungarian mobile operations

Hungarian mobile operations include T-Mobile Hungary and Pro-M.

HUF millions	Year ended Dec 31, 2005	Year ended Dec 31, 2006	Change (%)
Network usage and access	211,360	216,658	2.5
Enhanced services	31,876	35,110	10.1
Equipment sales and activation	21,718	23,027	6.0
Other revenues	1,263	22,414	1,674.7
Total revenues	266,217	297,209	11.6
EBITDA before restructuring charges	109,722	112,461	2.5
EBITDA	109,116	112,036	2.7
Operating profit	75,219	75,677	0.6
Property, plant and equipment	119,924	119,656	(0.2)
Intangible assets	204,199	202,674	(0.7)
Gross additions to tangible and intangible fixed assets	39,231	34,748	(11.4)

EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

Mobile penetration reached 99.0% in Hungary and T-Mobile Hungary accounts for 44.5% market share in the highly competitive mobile market at December 31, 2006.

Revenues in the Hungarian mobile operations increased by 11.6% in 2006 compared to 2005 primarily due to Pro-M’s EDR revenues. T-Mobile Hungary’s customer base increased by 5.7% to 4,431,136 subscribers, including 2,886,021 prepaid customers by December 31, 2006. Average monthly usage per T-Mobile Hungary subscriber increased by 11.8% from 127 minutes in 2005 to 142 minutes in 2006. T-Mobile Hungary’s ARPU decreased by 0.7% from HUF 4,832 in 2005 to HUF 4,800 in 2006. Revenues from call terminations also increased. While interconnection fees received from other mobile service providers increased due to higher mobile penetration and traffic, interconnection fees from Magyar Telekom Plc. decreased due to the lower per minute termination fees.

Operating profit remained broadly stable as total revenues increased by HUF 31 bn, while operating expenses increased by HUF 30.5 bn year over year. Operating expenses increased by 16.0% due to the combined effect of significantly higher cost of equipment sales (primarily due to Pro-M’s EDR services), increased payments to other mobile operators, higher depreciation (resulting from higher gross asset base of telecom and informatics equipment as well as capitalized UMTS concession) increased other operating expenses - net and lower employee-related expenses.

International mobile operations

International mobile operations include T-Mobile Macedonia and T-Mobile CG.

HUF millions	Year ended Dec 31, 2005	Year ended Dec 31, 2006	Change (%)
Network usage and access	35,548	43,870	23.4
Enhanced services	4,736	5,882	24.2
Equipment sales and activation	1,992	2,194	10.1
Other revenues	417	452	8.4
Total revenues	42,693	52,398	22.7
EBITDA before restructuring charges	21,199	27,939	31.8
EBITDA	21,199	27,910	31.7
Operating profit	12,305	17,094	38.9
Property, plant and equipment	23,059	20,485	(11.2)
Intangible assets	57,175	55,856	(2.3)
Gross additions to tangible and intangible fixed assets	7,091	6,480	(8.6)

EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

The acquisition of T-Mobile CG had positive impact on the results of the international mobile operations. Total revenues of T-Mobile CG amounted to HUF 13.4 bn with an operating profit of HUF 2.8 bn and EBITDA reached HUF 6.0 bn in 2006. The closing number of T-Mobile CG employees was 163 at the end of December 2006.

Total revenues of T-Mobile Macedonia in MKD terms increased by 8.0%, which was largely intensified by the 6.4% weaker average HUF against the MKD. The 15.0% revenue increase in HUF terms in 2006 was mainly due to higher average customer base. T-Mobile Macedonia’s subscriber base increased considerably, by 7.7%, to 944,530 including 767,219 prepaid customers on December 31, 2006. T-Mobile Macedonia had 66.5% share in the Macedonian mobile market and mobile penetration was 68.3% at the end of 2006. Traffic revenues increased due to higher MOU and higher average number of customers, partly offset by lower per minute rates. Enhanced services revenues increased as a result of higher number of SMSs.

Total operating expenses of T-Mobile Macedonia increased by 7.2% in HUF terms mainly due to increase in payments to other network operators and depreciation and amortization, which were partly offset by decrease in other operating expenses - net.

Magyar Telekom

Company name:	Magyar Telekom Plc.
Company address:	H-1013 Budapest Krisztina krt. 55.
Sector:	Telecommunications
Reporting period:	January 1, 2006 – December 31, 2006
Telephone:	36-1-458-04-24
Fax:	36-1-458-04-43
E-mail address:	investor.relations@telekom.hu
Investor Relations manager:	Szabolcs Czenthe

PK1. General information about financial data

	Yes	No
Audited		x
Consolidated	x
Accounting principles	Hungarian	IFRS x	Other

PK2. Consolidated Companies with direct ownership of Magyar Telekom Plc.

Name	Equity / Registered Capital (mHUF)	Interest held (direct and indirect)	Voting right	Classification
Stonebridge	mEUR 349	100.00%	100.00%	L
Crnogorski Telekom	mEUR 141	76.53%	76.53%	L
BCN Rendszerház	6,161	100.00%	100.00%	L
Pro-M	5,200	100.00%	100.00%	L
InvesTel	4,862	100.00%	100.00%	L
Emitel	3,110	100.00%	100.00%	L
Vidanet	2,000	90.00%	50.00%	L
T-Online Hungary	1,906	100.00%	100.00%	L
Egertel	1,425	100.00%	100.00%	L
T-Kábel Hungary	920	100.00%	100.00%	L
EPT	777	97.20%	97.20%	L
Integris Rendszerház	615	100.00%	100.00%	L
EurAccount	450	100.00%	100.00%	L
KFKI-LNX	220	100.00%	100.00%	L
Dataplex	200	100.00%	100.00%	L
Tele-Data	39	50.98%	50.98%	L
ProMoKom	21	100.00%	100.00%	L
X-Byte	20	100.00%	100.00%	L
M Factory	10	75.05%	75.05%	L
Mindentudás Egyeteme	5	60.00%	60.00%	L
Matáv	3	100.00%	100.00%	L
Axelero	3	100.00%	100.00%	L
MatávKábel TV	3	100.00%	100.00%	L
Viabridge	mEUR 1.16	100.00%	100.00%	L
Telemacedonia	mEUR 0.01	100.00%	100.00%	L
Novatel Ukraine	mEUR 0.28	100.00%	100.00%	L

PK6. Significant off-balance sheet items

Description	Value (HUF million)
Future finance lease obligations	4,312
Future obligations from rental and operating lease contracts	39,289
Future obligation from capex contracts	6,336
Other future obligations	2,849

TSZ2/1. Changes in the headcount (number of persons) employed

	End of reference period	Current period opening	Current period closing
Company	5,478	5,478	6,980
Group	11,919	11,919	12,341

TSZ2/2. Changes in the headcount (number of persons) employed in full time by the company/group

	Start of the business year	End of the I. quarter	End of the II. quarter	End of the III. quarter	End of the business year
Company	5,478	6,992	6,946	7,005	6,980
Group	11,919	12,014	11,967	12,361	12,341

RS1. Ownership Structure, Ratio of Holdings and Votes

	Total equity
	Year Opening (January 1st, 2006)			Closing (December 31th, 2006)
Description of owners	Ownership ratio %	Voting right %	No. of shares	Ownership ratio %	Voting right %	No. of shares
Domestic institution/company	3.48	3.49	36,322,446	4.66	4.67	48,557,295
Foreign institution/company	91.51	91.73	954,250,296	79.80	79,99	832,189,613
Domestic individual	1.45	1.46	15,162,132	1.18	1.18	12,261,779
Foreign individual	0.01	0.01	133,954	0.01	0.01	142,621
Employees, senior officers	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Treasury Shares	0.24	n.a.	2,456,659	0.24	n.a.	2,456,659
Government Institutions	0.35	0.35	3,630,080	0.18	0.18	1,874,242
International Development Institutions	0.00	0.00	0	0.00	0.00	0
Not registered*	1.83	1.83	19,037,080	13.40	13.43	139,714,579
Depositaries	1.13	1.13	11,775,568	0.53	0.54	5,571,427
Other**	0.00	0.00	43,385	0.00	0.00	0
„B” Share	0.00	0.00	1	0.00	0.00	1
Total	100.00	100.00	1,042,811,601	100.00	100.00	1,042,768,216

*Category „Not registered” includes shares deposited on accounts where account holder is not specified. The owners of these shares are mainly foreign, partly domestic institutions.

** The holders of these shares do not wish to be a shareholder of the merged company in connection with the merger of Magyar Telekom Plc. and T-Mobile Hungary Ltd.

RS2. Volume (qty) of treasury shares held in the year under review

	1, January	31, March	30, June	30, September	31, December
Company	2,456,659	2,456,659	2,456,659	2,456,659	2,456,659
Subsidiaries	0	0	0	0	0
Total	2,456,659	2,456,659	2,456,659	2,456,659	2,456,659

RS3. List and description of shareholders with more than 5% (at the end of period)

Name	Nationality	Activity	Quantity	Interest (%)	Voting right (%)	Remarks
MagyarCom Holding GmbH	Foreign	Institutional	617,452,081	59.21	59.35	Strategic owner
JP Morgan Chase Bank	Foreign	Depository	61,149,200	5.86	5.88	ADR Depository

TSZ3. Senior officers, strategic employees

			Beginning	End	No. of
Type(1)	Name	Position	of assignment		shares held
SE BM	Christopher Mattheisen	Chairman-CEO Board Member	December 5, 2006 December 21, 2006	—	0
SE BM	Thilo Kusch	Chief Financial Officer Board Member	October 1, 2006 November 6, 2006	—	0
BM	Dr. Klaus Hartmann	Board Member	October 27, 2000	—	8,000
BM	Dr. István Földesi	Board Member	April 25, 2003	—	0
BM	Dr. Mihály Gálik	Board Member	November 6, 2006	—	1,000
BM	Michael Günther	Board Member	April 26, 2002	—	0
BM	Horst Hermann	Board Member Remuneration Committee Member	April 25, 2003	—	400
BM	Gerhard Mischke	Board Member	April 27, 2005	—	0
BM	Frank Odzuck	Board Member Remuneration Committee Member	November 6, 2006	—	0
BM	Dr. Ralph Rentschler	Board Member Remuneration Committee Member	April 25, 2003	—	0
SBM	Dr. László Pap	Supervisory Board - Chairman Audit Committee Member	May 26, 1997	—	0
SBM	Géza Böhm	Supervisory Board Member	April 26, 2002	—	0
SBM	Attila Csizmadia	Supervisory Board Member	April 25, 2003	—	6,272
SBM	Dr. Ádám Farkas	Supervisory Board Member Chairman and financial expert of the Audit Committee	April 27, 2005	—	0
SBM	Dr. János Illéssy	Supervisory Board Member Audit Committee Member	November 6, 2006		0
SBM	Gellért Kadlót	Supervisory Board Member	April 26, 2002	—	0
SBM	Dr. Sándor Kerekes	Supervisory Board Member Audit Committee Member	November 6, 2006		0
SBM	Dr. Thomas Knoll	Supervisory Board Member	April 27, 2005	—	0
SBM	Konrad Kreuzer	Supervisory Board Member	November 6, 2006		0
SBM	György Varju	Supervisory Board Member	April 27, 2005	—	417
SBM	Péter Vermes	Supervisory Board Member	June 27, 1995	—	8,800
SE	Dr. Tamás Pásztory	Chief Human Resources and Legal Officer	February 1, 1996	—	0
SE	György Simó	Chief Operating Officer, Wireline Services Line of Business	September 20, 2006	—	0
SE	Zoltán Tankó	Chief Operating Officer, Corporate Services Line of Business	January 1, 2002	—	1,100
SE	János Winkler	Chief Operating Officer, Mobile Services Line of Business	March 1, 2006	—	0
Own share property total:					25,989

(1) Strategic Employee (SE), Board Member (BM), Supervisory Board Member (SBM)

Members of the Board of Directors and Supervisory Board serve until May 31, 2007, unless otherwise stated.

ST1. Extraordinary reports published in the period under review

Date	Subject matter, brief summary
January 12, 2006	Magyar Telekom signs project financing loan granted by European Investment Bank
January 20, 2006	János Winkler is the new CEO of T-Mobile Hungary
February 28, 2006	The Court of Registry registered the merger of Magyar Telekom and T-Mobile Hungary
March 6, 2006	Draft resolution to Magyar Telekom’s reference interconnection offer published by the Regulator
March 30, 2006	The Annual General Meeting of Magyar Telekom will not be held at the end of April 2006
April 7, 2006	Magyar Telekom closed the transaction to acquire Dataplex Kft.
April 26, 2006	Magyar Telekom’s Annual General Meeting will be delayed further
April 28, 2006	T-Online signed a contract to gain control of iWiW Kft.
April 28, 2006	Declaration of Magyar Telekom regarding its corporate governance practices based on the Corporate Governance Recommendations published by the Budapest Stock Exchange
May 10, 2006	T-Online concluded an agreement to acquire Adnetwork Kft.
May 22, 2006	The Court of Registry registered the ownership change in PRO-M Zrt. Magyar Telekom Plc. gained direct ownership of 100% of PRO-M Zrt. shares
May 24, 2006	Dr. Mihály Patai resigned from his Board membership as of May 23, 2006
May 30, 2006	The General Meeting of MakTel authorized the management of the company to buy a maximum of 10% of the shares of MakTel from the Government of the Republic of Macedonia
May 31, 2006	General Meetings of Emitel and Vidanet, as well as the Quotaholders’ Meeting of Tele-Data decided on dividend payment
June 6, 2006	MakTel won tender to buy 9.9% of its shares from the Macedonian Government
June 12, 2006	MakTel bought an additional 0.1% of the company’s shares at the auction held by the Macedonian Government
June 13, 2006	Rebranding of Macedonian Mobimak to T-Mobile
June 15, 2006	Christopher Mattheisen, the Chief Operating Officer of the Wireline Services Line of Business has resigned as of June 15, 2006
June 16, 2006	Magyar Telekom announced the acquisition of the Hungarian IT company, KFKI
June 26, 2006	The Extraordinary General Meeting of Telekom Montenegro elected new members to the Board of Directors based on Magyar Telekom’s proposal
June 26, 2006	The Extraordinary General Meeting of Telekom Montenegro decided to change the company name and to introduce the “T” brand to the Montenegrin telecommunications market
June 30, 2006	The Board of the Hungarian National Regulatory Authority published its draft resolution regarding the Hungarian mobile voice termination fees
July 3, 2006	Magyar Telekom to notify U.S. Securities and Exchange Commission of late filing of 20-F annual report
July 17, 2006	The Board of the Hungarian National Regulatory Authority has published its draft resolution concerning the new reference unbundling and local bitstream access offer of Magyar Telekom
July 27, 2006	Supervisory Authority measures against Magyar Telekom
August 15, 2006	Magyar Telekom Board of Directors calls an Extraordinary General Meeting
August 18, 2006	The Board of Directors of Magyar Telekom notified shareholders that the Company will hold its Extraordinary General Meeting on October 9, 2006
August 22, 2006	Dr. György Surányi, a member of Magyar Telekom’s Board of Directors resigned from his position as of October 9, 2006
August 29, 2006	The Montenegrin subsidiary of Magyar Telekom sold its 11.5% stake in CKB bank
August 30, 2006	Magyar Telekom sold its 72% stake in Cardnet Zrt.
September 5, 2006	Dr. Klaus Hartmann continues his career in Poland as CEO of PTC
September 11, 2006	S&P revised Magyar Telekom outlook to negative
September 15, 2006	Magyar Telekom announced that following approval by the Hungarian Competition Authority, it has completed the transaction to acquire KFKI
September 20, 2006	The Board of Directors appointed György Simó Chief Operating Officer of the Wireline Services Line of Business and Thilo Kusch Chief Financial Officer of Magyar Telekom
October 2, 2006	Magyar Telekom Supervisory Board decided to call a General Meeting to be held on November 15, 2006
October 9, 2006	Magyar Telekom held Extraordinary General Meeting
October 9, 2006	Resolutions of the Extraordinary General Meeting of Magyar Telekom held on October 9, 2006

October 13, 2006	The Supervisory Board of Magyar Telekom notifies Shareholders that the Company will hold its Extraordinary General Meeting on November 15, 2006
October 25, 2006	Magyar Telekom informed its shareholders of the continuation of its Extraordinary General Meeting held and suspended on October 9, 2006
November 2, 2006	Magyar Telekom announced that it had failed to publish proposed resolutions for its General Meeting to be held on November 15, 2006
November 6, 2006	Magyar Telekom Extraordinary General Meeting suspended on October 9 resumed
November 15, 2006	The General Meeting of Magyar Telekom was closed without discussing the agenda items. As a result, no decision has been made on the company’s 2005 annual report and on the dividend payment
November 17, 2006

The Board of Directors of Magyar Telekom decided to call a General Meeting to be held on December 21. The agenda will include the discussion of the 2005 annual report as well as the proposal on the dividend payment

November 17, 2006	The Board of Directors of Magyar Telekom notified shareholders that the Company will hold its Extraordinary General Meeting on December 21, 2006
December 5, 2006

The Board of Directors of Magyar Telekom proposes a HUF 70 per share dividend payment for the financial year 2005 plus a HUF 3 per share compensation for the late payment for approval to the General Meeting

December 5, 2006	Elek Straub resigned from the CEO position and his Board membership
December 5, 2006	The Board of Directors of Magyar Telekom appointed Mr. Christopher Mattheisen as Chief Executive Officer
December 6, 2006

Magyar Telekom published main figures of the 2005 annual reports submitted to the General Meeting and an update on its investigation into certain consultancy contracts entered into by the Company and one of its subsidiaries

December 13, 2006	Magyar Telekom signed agreements to acquire MobilPress and MFactory, two service providers in the mobile multimedia and content market
December 21, 2006	Magyar Telekom announced further updates on the investigation
December 21, 2006

Extraordinary General Meeting approved Magyar Telekom Group and Magyar Telekom Plc. 2005 annual reports Resolutions of the Extraordinary General Meeting of Magyar Telekom Telecommunications Public Limited Company held on December 21, 2006

December 21, 2006	Magyar Telekom’s Board of Directors appointed Christopher Mattheisen, CEO of Magyar Telekom Plc., as Chairman of the Board
December 22, 2006	Announcement of Magyar Telekom Plc. regarding dividend payment for business year 2005
January 2, 2007	Magyar Telekom acquired an additional 2% stake in T-Systems Hungary and strengthened its strategic cooperation with T-Systems Enterprise Services
January 2, 2007	Change in the number of Magyar Telekom’s treasury shares
January 5, 2007	No social security number (TAJ) is required for the 2005 dividend payment
January 24, 2007	Dr. Tamás Pásztory, the Chief Human Resources and Legal Officer of Magyar Telekom will leave the company with effect from March 30, 2007
January 25, 2007	Magyar Telekom has closed the transaction to acquire a 100% stake in Mobilpress
January 25, 2007	Magyar Telekom announced share ownership of senior officers

Magyar Telekom Plc. publishes its announcements in Magyar Tókepiac.

Change in the organizational structure

There was no significant change in the organizational structure in the fourth quarter of 2006.

Declaration of responsibility

We the undersigned declare that to the best of our knowledge all data and information in the attached report are true and correct and the report does not omit any material information necessary for investors to make an informed judgement of Magyar Telekom.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer and Board Member

Budapest, February 13, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: February 13, 2007